<PLAINTEXT>
                                                                 Morgan Stanley
                                                                 Charter Series
     November 2005
     Monthly Report
This Monthly Report supplements the Charter Funds' Prospectus dated April 25, 2005, and the Prospectus Supplement dated December 8, 2005.
                                                      Issued: December 30, 2005
[LOGO] Morgan Stanley
MORGAN STANLEY CHARTER SERIES
HISTORICAL FUND PERFORMANCE
Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the compound annualized return since inception for each Fund. Past performance is no guarantee of future results.

                                                                                                    INCEPTION-  COMPOUND
                                                                                                     TO-DATE   ANNUALIZED
                   1994    1995 1996 1997 1998   1999    2000  2001    2002   2003  2004    2005      RETURN     RETURN
FUND                %       %    %    %    %      %       %     %       %      %     %       %          %          %
-------------------------------------------------------------------------------------------------------------------------
Charter Campbell    --      --  --    --  --      --      --    --    (4.2)   16.3   3.9    13.1       31.0       8.9
                                                                     (3 mos.)             (11 mos.)
-------------------------------------------------------------------------------------------------------------------------
Charter MSFCM...   (7.3)   21.9 4.0  26.2 5.1    (9.2)   23.8 (3.3)    29.1   (5.1) (5.6)  (17.4)      61.5       4.2
                 (10 mos.)                                                                (11 mos.)
-------------------------------------------------------------------------------------------------------------------------
Charter Graham..    --      --  --    --  --      2.9    22.0  9.7     36.8   16.1   1.3   (13.9)      90.8       10.0
                                               (10 mos.)                                  (11 mos.)
-------------------------------------------------------------------------------------------------------------------------
Charter Millburn    --      --  --    --  --     (7.2)   12.1 (11.3)   21.1   (0.6) (5.3)   (0.4)      4.8        0.7
                                               (10 mos.)                                  (11 mos.)
-------------------------------------------------------------------------------------------------------------------------

DEMETER MANAGEMENT CORPORATION
330 Madison Avenue, 8th Floor
New York, NY 10017
Telephone (212) 905-2700
Morgan Stanley Charter Series
Monthly Report
November 2005
Dear Limited Partner:
  The Net Asset Value per Unit for each of the four Morgan Stanley Charter Series Funds as of November 30, 2005 was as follows:

                                                                   % CHANGE
    FUND                                                    N.A.V. FOR MONTH
    ------------------------------------------------------------------------
    Charter Campbell                                        $13.10   2.26%
    ------------------------------------------------------------------------
    Charter MSFCM                                           $16.15   5.98%
    ------------------------------------------------------------------------
    Charter Graham                                          $19.08   1.56%
    ------------------------------------------------------------------------
    Charter Millburn                                        $10.48   6.64%
    ------------------------------------------------------------------------

  Detailed performance information for each Fund is located in the body of the financial report. For each Fund, we provide a trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates.
  The trading results by sector charts indicate the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which each Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a Fund to each sector will vary over time within a predetermined range. Below each chart is a description of the factors that influenced trading gains and trading losses within each Fund during the previous month.
  Effective October 3, 2005, with the consent of the general partner, VK
Capital Inc. (formerly, Morgan Stanley Futures and Currency Management, Inc.) began trading approximately 20% of Charter MSFCM's assets pursuant to its QDS Program, which is described in the Morgan Stanley Charter Series Prospectus dated April 25, 2005 (the "Prospectus") at page 82. The allocation to the QDS Program was primarily done to diversify the trading methodologies of the trading advisor with the objective of enhancing the overall risk/return characteristics of Charter MSFCM. The QDS Program has been trading approximately $1.4 million of proprietary assets of a Morgan Stanley affiliate since the inception of the QDS Program in August 2004.
  VK Capital Inc. will continue to trade approximately 80% of Charter MSFCM's assets pursuant to its Global Portfolio, which is described in the Prospectus at page 82. Subject to the prior approval of the General Partner, VK Capital Inc. may, at any time, trade some or all of Charter MSFCM's assets among one or more of its other trading programs.
  On February 27, 2002, Charter MSFCM received notification of a preliminary entitlement to payment from the Sumitomo Copper Litigation Settlement Administrator, and the Fund has received settlement award payments in the amount of $292,406 as of August 2002, $2,880 as of July 2004 and $3,661 as of November 2005. Any amounts received are accounted for in the period received, for the benefit of the limited partners at the date of receipt.
  Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 330 Madison Avenue, 8th Floor, New
York, NY 10017, or your Morgan Stanley Financial Advisor.
  I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.
Sincerely,
/s/ Jeffrey A. Rothman
Jeffrey A. Rothman
Chairman of the Board of Directors and President
Demeter Management Corporation
General Partner for
Morgan Stanley Charter Campbell L.P.
Morgan Stanley Charter MSFCM L.P.
Morgan Stanley Charter Graham L.P.
Morgan Stanley Charter Millburn L.P.
                      This page intentionally left blank.
CHARTER CAMPBELL
                                    [CHART]
                      Month ended            YTD ended
                   November 30, 2005     November 30, 2005
                   -----------------     ------------------
Currencies               4.03%                 9.56%
Interest Rates           0.43%                 8.10%
Stock Indices           -0.99%                -2.98%
Energies                -0.92%                 2.87%
Metals                   0.26%                 0.93%
Note:Reflects trading results only and does not include fees or interest income. FACTORS INFLUENCING MONTHLY TRADING GAINS:
..  In the currency sector, long positions in the U.S. dollar versus the
   Japanese yen and the euro resulted in gains as the value of the U.S. dollar rallied throughout the month due to a strong October U.S. jobs report, positive comments from U.S. Federal Reserve Chairman Alan Greenspan regarding the continued expansion of the U.S. economy, and the unanimous vote by the U.S. Federal Reserve's Federal Open Market Committee to raise the benchmark federal funds target rate 0.25% to 4%. The euro's value was also negatively affected by concerns over the sporadic violence in France, expectations for widening gaps between key European and U.S. interest rates, and uncertainty over which policies a new coalition government in Germany would follow. Elsewhere in the currency markets, the Japanese yen plunged to a new 27-month low relative to the U.S. dollar amid comments from senior Japanese government officials who said that current exchange rates were appropriate, "reflect the framework of economic fundamentals", and that the government would not intervene in the currency markets anytime in the near future. Finally, at the end of the month, the Japanese yen continued its decline after reports of flat Japanese consumer prices, which furthered expectations of certain investors that Japan's easy monetary policy would not come to an end in the near-term.
CHARTER CAMPBELL
FACTORS INFLUENCING MONTHLY TRADING GAINS: (continued)
..  In the global interest rate futures markets, gains were experienced from short positions in short-term European and U.S. interest rate futures as prices drifted lower early in the month due to strength in the equity markets.
..  Within the metals markets, base metal prices, particularly copper and zinc, strengthened as consistent demand from Asia continued to outpace supply, resulting in gains from long positions.
FACTORS INFLUENCING MONTHLY TRADING LOSSES:
..  Within the global stock indices, short positions in U.S. equity indices recorded losses as stocks moved higher in response to lower energy prices, better-than-expected U.S. productivity data, a drop in U.S. jobless claims, solid sales performance from retailers in October, and preliminary signs of a strong start to the U.S. holiday shopping season.
..  In the energy markets, losses were recorded from long positions in crude oil futures as prices weakened throughout the month. Early in November, prices declined due to low demand, mild weather in Europe and the U.S., and news regarding the full recovery of oil production and refining facilities that had shut down because of Hurricanes Katrina and Rita. At the end of the month, prices were dragged lower after the U.S. Energy Department and the American Petroleum Institute reported increases in the U.S. crude, gasoline, and distillate supplies.
CHARTER MSFCM
                                    [CHART]
                  Month ended             YTD ended
                November 30, 2005      November 30, 2005
                -----------------      -----------------
Currencies            1.96%                -18.60%
Interest Rates       -0.91%                 -3.06%
Stock Indices         2.04%                  3.23%
Energies              1.52%                  4.98%
Metals                1.12%                 -0.01%
Agriculturals         0.49%                  0.66%
Note:Reflects trading results only and does not include fees or interest income. FACTORS INFLUENCING MONTHLY TRADING GAINS:
..  Within the global stock indices, long positions in European and Japanese stock index futures experienced gains as markets reacted positively to weak energy prices and strong U.S. equity prices. European markets prices were also pulled higher on strong corporate earnings, while Japanese equity markets were buoyed by optimism about the future of the Japanese economy.
..  In the currency sector, long positions in the U.S. dollar versus the
   Japanese yen, euro, and the Swedish krona resulted in gains as the value of the U.S. dollar rallied throughout the month due to a strong October U.S. jobs report, positive comments from U.S. Federal Reserve Chairman Alan Greenspan regarding the continued expansion of the U.S. economy, and the unanimous vote by the U.S. Federal Reserve's Federal Open Market Committee
   to raise the benchmark federal funds target rate 0.25% to 4%. The euro's value was also negatively affected by concerns over the sporadic violence in France, expectations for widening gaps between key European and U.S.
   interest rates, and uncertainty over which policies a new coalition government in Germany would follow. Elsewhere in the currency markets, the Japanese yen plunged to a new 27-month low relative to the U.S. dollar amid comments from senior Japanese government officials who said that current exchange rates were appropriate, "reflect the framework of economic
CHARTER MSFCM
FACTORS INFLUENCING MONTHLY TRADING GAINS: (continued)
 fundamentals" and that the government would not intervene in the currency markets anytime in the near future. Finally, at the end of the month, the Japanese yen continued its decline after reports of flat Japanese consumer prices, which furthered expectations of certain investors that Japan's easy monetary policy would not come to an end in the near-term.
..  In the energy markets, gains were recorded from short positions in crude oil as prices weakened throughout the month. Early in November, prices declined due to low demand, mild weather in Europe and the U.S., and news regarding the full recovery of oil production and refining facilities that had shut down because of Hurricanes Katrina and Rita. At the end of the month, prices were dragged lower after the U.S. Energy Department and the American Petroleum Institute reported increases in U.S. crude, gasoline, and distillate supplies.
..  Within the metals markets, base metal prices, particularly copper, aluminum, and zinc, strengthened as consistent demand from Asia continued to outpace supply resulting in gains from long positions.
..  In the agricultural markets, long positions in sugar futures experienced gains as prices continued to trend upwards in response to divisions among European Union countries over a proposal to cut sugar export prices as required to comply with the World Trade Organization ruling.
FACTORS INFLUENCING MONTHLY TRADING LOSSES:
..  In the global interest rate futures markets, losses were incurred from short positions in U.S. and Japanese interest rate futures as prices increased towards the beginning of the month after strong demand at government debt auctions. Later in the month, the U.S. prices were pressured higher as fears of inflation were dimmed and on expectations that the U.S. Federal Reserve could potentially end its cycle of hiking interest rates in early 2006. Within Japanese interest rate futures, prices were pulled higher after Japanese government figures indicated that deflation persists, requiring the Bank of Japan to maintain its current policy longer than originally planned.
CHARTER GRAHAM
                                    [CHART]
                     Month ended             YTD ended
                  November 30, 2005      November 30, 2005
                  -----------------      ------------------
Currencies               2.97%                -4.06%
Interest Rates          -2.34%                -8.04%
Stock Indices            0.42%                 2.40%
Energies                 0.03%                 0.11%
Metals                   0.59%                 0.14%
Agriculturals            0.27%                -1.01%
Note:Reflects trading results only and does not include fees or interest income. FACTORS INFLUENCING MONTHLY TRADING GAINS:
..  In the currency sector, long positions in the U.S. dollar versus the
   Japanese yen and the euro resulted in gains as the value of the U.S. dollar rallied throughout the month due to a strong October U.S. jobs report, positive comments from U.S. Federal Reserve Chairman Alan Greenspan regarding the continued expansion of the U.S. economy, and the unanimous vote by the U.S. Federal Reserve's Federal Open Market Committee to raise the benchmark federal funds target rate 0.25% to 4%. The euro's value was also negatively affected by concerns over the sporadic violence in France, expectations for widening gaps between key European and U.S. interest rates, and uncertainty over which policies a new coalition government in Germany would follow. As a result, additional gains were experienced from short positions in the euro against the Canadian dollar and Japanese yen.
   Elsewhere in the currency markets, the Japanese yen plunged to a new
   27-month low relative to the U.S. dollar amid comments from senior Japanese government officials who said that current exchange rates were appropriate, "reflect the framework of economic fundamentals", and that the government would not intervene in the currency markets anytime in the near future. At the end of the month, the Japanese yen continued its decline after reports of flat Japanese consumer prices, which furthered expectations of certain investors that Japan's easy monetary policy would not come to an end in the near-term.
CHARTER GRAHAM
FACTORS INFLUENCING MONTHLY TRADING GAINS: (continued)
..  Within the metals markets, base metal prices, particularly aluminum, zinc, and copper strengthened as consistent demand from Asia continued to outpace supply resulting in gains from long positions.
..  Within the global stock indices, long positions in U.S., and Japanese stock index futures recorded gains as prices increased. U.S. stocks moved higher in response to lower energy prices, better-than-expected U.S. productivity data, a drop in U.S. jobless claims, solid sales performance from retailers in October, and preliminary signs of a strong start to the U.S. holiday shopping season. Japanese stocks also increased on a reduction in energy prices, strength in U.S. equity markets and optimism about the future of the Japanese economy.
..  In the agricultural markets, long positions in sugar futures experienced gains as prices continued to trend upwards in response to divisions among European Union countries over a proposal to cut sugar export prices as required to comply with the World Trade Organization ruling.
FACTORS INFLUENCING MONTHLY TRADING LOSSES:
..  In the global interest rate futures markets, losses were incurred from short positions in U.S. and Japanese interest rate futures as prices increased towards the beginning of the month after strong demand at government debt auctions. Later in the month, the U.S. prices were pressured higher as fears of inflation were dimmed and on expectations that the U.S. Federal Reserve could potentially end its cycle of hiking interest rates in early 2006. Within Japanese fixed income futures, prices were pulled higher after Japanese government data indicated that deflation persists, requiring the Bank of Japan to maintain its current policy longer than originally planned.
CHARTER MILLBURN
                                    [CHART]
                       Month ended              YTD ended
                    November 30, 2005      November 30, 2005
                    -----------------      -----------------
Currencies                3.06%                 -0.71%
Interest Rates           -0.33%                  1.15%
Stock Indices             2.28%                  6.57%
Energies                 -0.47%                  1.29%
Metals                    2.19%                  2.04%
Agriculturals             0.77%                 -3.18%
Note:Reflects trading results only and does not include fees or interest income. FACTORS INFLUENCING MONTHLY TRADING GAINS:
..  In the currency sector, long positions in the U.S. dollar versus the
   Japanese yen and the Swiss franc resulted in gains as the value of the U.S. dollar rallied throughout the month due to a strong October U.S. jobs report, positive comments from U.S. Federal Reserve Chairman Alan Greenspan regarding the continued expansion of the U.S. economy, and the unanimous vote by the U.S. Federal Reserve's Federal Open Market Committee to raise the benchmark federal funds target rate 0.25% to 4%. Additionally, the Japanese yen plunged to a new 27-month low relative to the U.S. dollar amid comments from senior Japanese government officials who said that current exchange rates were appropriate, "reflect the framework of economic fundamentals" and that the government would not intervene in the currency markets anytime in the near future. At the end of the month, the Japanese yen continued its decline after reports of flat Japanese consumer prices, which furthered expectations of certain investors that Japan's easy monetary policy would not come to an end in the near-term. Gains were also recorded from short positions in the Japanese yen relative to the Canadian dollar, Australian dollar, Swiss franc, and the euro.
CHARTER MILLBURN
FACTORS INFLUENCING MONTHLY TRADING GAINS: (continued)
..  Within the global stock indices, long positions in U.S., Japanese, and
   European stock index futures experienced gains as prices increased. The U.S. stocks moved higher in response to lower energy prices, better-than-expected U.S. productivity data, a drop in U.S. jobless claims, solid sales performance from retailers in October, and preliminary signs of a strong start to the U.S. holiday shopping season. Japanese stocks also increased on a reduction in energy prices, strength in U.S. equity markets, and optimism about the future of the Japanese economy. European markets reacted positively to weak energy prices and strong U.S. equity prices, as well as from strong corporate earnings.
..  Within the metals markets, long positions in gold and silver futures experienced gains as prices increased sharply amid strong physical demand from India and China, central bank buying, and buying from inflation-wary institutional investors. Additional gains were recorded from long futures positions in copper, aluminum, zinc, and lead, as base metals prices strengthened amid consistent demand from Asia.
..  In the agricultural markets, long positions in sugar futures experienced gains as prices continued to trend upwards in response to divisions among European Union countries over a proposal to cut sugar export prices as required to comply with the World Trade Organization ruling. Elsewhere in the agricultural markets, gains were recorded from short futures positions in corn and wheat as prices continued to move lower in response to a large U.S. supply base for both commodities.
FACTORS INFLUENCING MONTHLY TRADING LOSSES:
..  In the energy markets, losses were recorded from long positions in crude oil as prices weakened throughout the month. Early in November, prices declined due to low demand, mild weather in Europe and the U.S., and news regarding the full recovery of oil production and refining facilities that had shut down because of Hurricanes Katrina and Rita. At the end of the month, prices were dragged lower after the U.S. Energy Department and the American Petroleum Institute reported increases in the U.S. crude, gasoline, and distillate supplies.
..  In the global interest rate futures markets, short positions in Japanese interest rate futures recorded losses as prices increased towards the beginning on the month after strong demand at a government debt auction. Prices also rose higher after Japanese government data indicated that deflation persists in Japan, potentially requiring the Bank of Japan to maintain its current policy longer than originally planned.
MORGAN STANLEY CHARTER SERIES
STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED NOVEMBER 30, 2005 (UNAUDITED)

                                              Morgan Stanley              Morgan Stanley               Morgan Stanley
                                          Charter Campbell L.P.         Charter MSFCM L.P.          Charter Graham L.P.
                                       ---------------------------  --------------------------  ---------------------------
                                                    Percentage of               Percentage of                Percentage of
                                                   November 1, 2005            November 1, 2005             November 1, 2005
                                                    Beginning Net               Beginning Net                Beginning Net
                                         Amount      Asset Value      Amount     Asset Value      Amount      Asset Value
                                       ----------  ---------------- ---------  ---------------- ----------  ----------------
                                           $              %             $             %             $              %
INVESTMENT INCOME
  Interest income (Note 2)              1,047,998         .28         517,973         .35        1,277,907         .29
                                       ----------        ----       ---------        ----       ----------        ----
EXPENSES
  Brokerage fees (Note 2)               1,879,524         .50         741,158         .50        2,176,646         .50
  Management fees (Note 2&3)              830,123         .23         247,053         .17          725,548         .17
                                       ----------        ----       ---------        ----       ----------        ----
   Total Expenses                       2,709,647         .73         988,211         .67        2,902,194         .67
                                       ----------        ----       ---------        ----       ----------        ----
NET INVESTMENT LOSS                    (1,661,649)       (.45)       (470,238)       (.32)      (1,624,287)       (.38)
                                       ----------        ----       ---------        ----       ----------        ----
TRADING RESULTS
Trading profit (loss):
  Realized                                 81,811         .02       4,542,468        3.07       (2,622,162)       (.60)
  Net change in unrealized             10,093,586        2.69       4,788,235        3.23       11,055,623        2.54
  Proceeds from Litigation Settlement          --          --           3,661          --               --          --
                                       ----------        ----       ---------        ----       ----------        ----
   Total Trading Results               10,175,397        2.71       9,334,364        6.30        8,433,461        1.94
                                       ----------        ----       ---------        ----       ----------        ----
NET INCOME                              8,513,748        2.26       8,864,126        5.98        6,809,174        1.56
                                       ==========        ====       =========        ====       ==========        ====

                                             Morgan Stanley
                                          Charter Millburn L.P.
                                       --------------------------
                                                   Percentage of
                                                  November 1, 2005
                                                   Beginning Net
                                         Amount     Asset Value
                                       ---------  ----------------
                                           $             %
INVESTMENT INCOME
  Interest income (Note 2)               115,955         .25
                                       ---------        ----
EXPENSES
  Brokerage fees (Note 2)                228,122         .50
  Management fees (Note 2&3)              76,040         .17
                                       ---------        ----
   Total Expenses                        304,162         .67
                                       ---------        ----
NET INVESTMENT LOSS                     (188,207)       (.42)
                                       ---------        ----
TRADING RESULTS
Trading profit (loss):
  Realized                               437,693         .96
  Net change in unrealized             2,782,505        6.10
  Proceeds from Litigation Settlement         --          --
                                       ---------        ----
   Total Trading Results               3,220,198        7.06
                                       ---------        ----
NET INCOME                             3,031,991        6.64
                                       =========        ====

MORGAN STANLEY CHARTER SERIES
STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED NOVEMBER 30, 2005 (UNAUDITED)

                              MORGAN STANLEY                        MORGAN STANLEY                       MORGAN STANLEY
                           CHARTER CAMPBELL L.P.                  CHARTER MSFCM L.P.                   CHARTER GRAHAM L.P.
                   ------------------------------------- ------------------------------------ ----------------------------
                        UNITS         AMOUNT    PER UNIT     UNITS         AMOUNT    PER UNIT      UNITS         AMOUNT
                   --------------  -----------  -------- -------------  -----------  -------- --------------  -----------
                                        $          $                         $          $                          $
Net Asset Value,
 November 1, 2005  29,346,140.076  375,904,843   12.81   9,728,897.488  148,231,599   15.24   23,167,951.849  435,329,215
Net Income               --          8,513,748     .29         --         8,864,126     .91         --          6,809,174
Redemptions          (427,792.165)  (5,604,077)  13.10    (311,219.008)  (5,026,187)  16.15     (593,704.468) (11,327,881)
Subscriptions       1,311,001.007   17,174,113   13.10      46,194.742      746,045   16.15      424,130.856    8,092,416
                   --------------  -----------           -------------  -----------           --------------  -----------
Net Asset Value,
 November 30, 2005 30,229,348.918  395,988,627   13.10   9,463,873.222  152,815,583   16.15   22,998,378.237  438,902,924
                   ==============  ===========           =============  ===========           ==============  ===========

                                      MORGAN STANLEY
                                   CHARTER MILLBURN L.P.
                   --------------------------------------------
                   PER UNIT     UNITS        AMOUNT    PER UNIT
                   -------- -------------  ----------  --------
                      $                        $          $
Net Asset Value,
 November 1, 2005   18.79   4,641,193.318  45,624,412    9.83
Net Income            .29         --        3,031,991     .65
Redemptions         19.08    (169,078.227) (1,771,940)  10.48
Subscriptions       19.08      31,664.985     331,849   10.48
                            -------------  ----------
Net Asset Value,
 November 30, 2005  19.08   4,503,780.076  47,216,312   10.48
                            =============  ==========

  The accompanying notes are an integral part of these financial statements. MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(Unaudited)
--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION.  Morgan Stanley Charter Campbell L.P. ("Charter Campbell"),
Morgan Stanley Charter MSFCM L.P. ("Charter MSFCM"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), and Morgan Stanley Charter Millburn L.P. ("Charter Millburn") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures contracts, and forward contracts on physical commodities and other commodity interests, including, but not limited to, foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "Futures Interests").
  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). The trading advisor for Charter MSFCM is VK Capital Inc. ("VK Capital," formerly, Morgan Stanley Futures & Currency Management Inc.).
Demeter, Morgan Stanley DW, MS & Co., MSIL, and VK Capital are wholly-owned subsidiaries of Morgan Stanley.
  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the limited partners based on their proportional ownership interests.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.
REVENUE RECOGNITION. Futures Interests are open commitments until settlement date, at which time they are realized. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized trading profit (loss) on open contracts from one period to the next on the Statements of Operations. Monthly, Morgan Stanley DW credits each Partnership with interest income equal to 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW credits each Partnership with 100% of the interest income Morgan Stanley DW receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments, Net Assets do not include monies owed to the Partnerships on forward contracts and other Futures Interests.
NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 6.00% of the Partnership's Net Assets as of the first day of each month (a 6.00% annual rate). Such fees currently cover all brokerage fees, transaction fees and costs, and ordinary administrative and offering expenses.
  Effective July 1, 2005, brokerage fees were reduced from 1/12 of 6.25% (a 6.25% annual rate) to 1/12 of 6.00% (a 6.00% annual rate) of the Partnership's Net Assets.
OPERATING EXPENSES. The Partnerships incur a monthly management fee and may incur an incentive fee. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees, and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by the Partnerships.
CONTINUING OFFERING. Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month. No selling commissions or charges related to the continuing offering of Units are paid by the limited partners or the Partnerships. Morgan Stanley DW pays all such costs.
REDEMPTIONS. Limited partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit as of the end of the last day of any month that is at least six month after the closing at which a person first becomes a limited partner. The Request for Redemption must be delivered to a limited partner's local Morgan Stanley Branch Office in time for it to be forwarded and received by the General Partner before the last day of the month in which the redemption is to be effective. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a limited partner is redeeming his entire interest in a particular Partnership.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to Morgan Stanley DW.
EXCHANGES.  On the last day of the first month which occurs more than six months after a person first becomes a limited partner in any of the Partnerships, and at the end of each month thereafter, limited partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.
DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date. Demeter does not intend to make any distributions of the Partnerships' profits.
INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
DISSOLUTION OF THE PARTNERSHIPS. Charter MSFCM will terminate on December 31, 2025 and Charter Campbell, Charter Graham, and Charter Millburn will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.
--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note
1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co., and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.
  Demeter, on behalf of Charter MSFCM and itself, entered into a Management Agreement with VK Capital to make all trading decisions for the Partnership. Charter MSFCM pays management and incentive fees (if any) to VK Capital.
--------------------------------------------------------------------------------
3. TRADING ADVISORS
Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:
Morgan Stanley Charter Campbell L.P.
  Campbell & Company, Inc.
Morgan Stanley Charter MSFCM L.P.
  VK Capital Inc.
  Effective April 28, 2005, Morgan Stanley Futures & Currency Management Inc. changed its name to VK Capital Inc.
Morgan Stanley Charter Graham L.P.
  Graham Capital Management, L.P.
Morgan Stanley Charter Millburn L.P.
  Millburn Ridgefield Corporation
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(concluded)
Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:
MANAGEMENT FEE. Charter MSFCM, Charter Graham, and Charter Millburn each pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2% (a 2% annual rate) of the Partnership's Net Assets under management by each trading advisor as of the first day of each month.
  Charter Campbell pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2.65% (a 2.65% annual rate) of the Partnership's Net Assets under management as of the first day of each month.
INCENTIVE FEE. Each Partnership's incentive fee is equal to 20% of trading profits, paid on a quarterly basis for Charter MSFCM, and paid on a monthly basis for Charter Campbell, Charter Graham, and Charter Millburn.
  Trading profits represent the amount by which profits from futures, forwards, and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter MSFCM, the trading advisor must recover such losses before that trading advisor is eligible for an incentive fee in the future.
Managed futures investments are speculative, involve a high degree of risk, use significant leverage, are generally illiquid, have substantial charges, are subject to conflicts of interest, and are suitable only for the risk capital portion of an investor's portfolio. Before investing in any managed futures investment, qualified investors should read the prospectus or offering documents carefully for complete information with respect to charges, expenses, and risks. Past performance is no guarantee of future results.
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